EXHIBIT 99.13

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

January 11, 2010

ITEM 3.	NEWS RELEASE

Issued January 11, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that an updated, independent National Instrument 43-101 mineral resource estimate for its KSM project had increased measured and indicated gold resources by 13% to 38.9 million ounces and copper resources by 17% to 10.0 billion pounds. KSM’s Mitchell zone (at 33.7 million ounces of measured and indicated gold resources) now ranks as the largest gold deposit ever found in Canada.

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade:

Zone	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	659,700	0.64	13,574	0.17	2,472	1,081,000	0.58	20,158	0.17	4,050
Sulphurets	No measured resources					159,000	0.63	3,221	0.28	981
Kerr	No measured resources					237,500	0.26	1,985	0.48	2,513
Total	659,700	0.64	13,574	0.17	2,472	1,477,500	0.53	25,364	0.23	7,544

Zone	Measured plus Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	1,740,700	0.60	33,732	0.17	6,522	538,400	0.44	7,616	0.14	1,661
Sulphurets	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
Total	2,137,200	0.57	38,938	0.21	10,016	758,500	0.43	10,423	0.16	2,676

Resource Modeling Inc. (“RMI”) estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk
Telephone: (416) 367-9292

ITEM 9.	DATED at Toronto, Ontario, this 18th day of January, 2010.

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	January 11, 2010

 Seabridge Gold Reports Updated Resource Estimate for KSM Project
Measured and Indicated Gold Resources Increase by 4.4 Million Ounces

Toronto, Canada – Seabridge Gold announced today that an updated, independent National Instrument 43-101 mineral resource estimate for its KSM project has increased measured and indicated gold resources by 13% to 38.9 million ounces and copper resources by 17% to 10.0 billion pounds. KSM’s Mitchell zone (at 33.7 million ounces of measured and indicated gold resources) now ranks as the largest gold deposit ever found in Canada.

During 2009, Seabridge completed a 14,000 meter core drill program at KSM with the primary objective to upgrade resources to the level required for a reserve calculation expected in March 2010. “We believe this objective has been achieved, we have also increased total gold and copper resources and identified areas for further resource expansion,” said Seabridge President and CEO Rudi Fronk. “Last year’s Preliminary Economic Assessment indicates that the KSM project would be highly economic at current metal prices. The completion of a Preliminary Feasibility Study this March will add further confidence to the project’s viability and result in reported reserves for the first time.”

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Zone	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	659,700	0.64	13,574	0.17	2,472	1,081,000	0.58	20,158	0.17	4,050
Sulphurets	No measured resources					159,000	0.63	3,221	0.28	981
Kerr	No measured resources					237,500	0.26	1,985	0.48	2,513
Total	659,700	0.64	13,574	0.17	2,472	1,477,500	0.53	25,364	0.23	7,544

Zone	Measured plus Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	1,740,700	0.60	33,732	0.17	6,522	538,400	0.44	7,616	0.14	1,661
Sulphurets	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
Total	2,137,200	0.57	38,938	0.21	10,016	758,500	0.43	10,423	0.16	2,676

Resource Modeling Inc. (“RMI”) estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate.

The drill hole database for the KSM project now incorporates 355 core holes totaling approximately 94,500 meters. Over 95% of the holes at Mitchell were drilled by Seabridge during 2006-2009. The majority of the Sulphurets assay data were collected by Seabridge, Placer Dome and Esso Minerals Ltd. The majority of the drilling data for the Kerr zone were collected by Placer Dome during the early 1990s. RMI has reviewed the quality assurance/quality control (“QA/QC”) protocols and results from Seabridge’s 2006-2009 drilling programs and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. RMI has been able to review the Placer Dome QA/QC data for the Sulphurets and Kerr zones and found the data to be reliable.  No Esso QA/QC data were available for review. Based on these results, RMI deems the assay data for the Kerr and Sulphurets zones are reliable for estimating resources.

RMI is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101. A new NI-43-101 Technical Report for KSM will be filed on SEDAR within 30 days. This news release has been reviewed and approved by Michael J. Lechner.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
“Rudi Fronk”
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 ● Fax: (416) 367-2711
Email:  info@seabridgegold.net